EXHIBIT 1

Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Phone:	(800) 557-4699
(775) 850-3777
Fax:	(775) 850-3733

MERIDIAN GOLD ANNOUNCES FOURTH QUARTER 2005 RESULTS
(All dollar amounts in U.S. currency)
February 21, 2006
Meridian Gold Inc. is pleased to announce results for the quarter and twelve months ended December 31, 2005. Meridian Gold continues its commitment to its strategy of organic exploration growth, with a focus on returns and a dedication to responsible mining.
FOURTH QUARTER HIGHLIGHTS:
Financial and Operations

•	Net earnings pre-impairment of $12.0 million, or $0.12 per share

•	Reported net loss of $374 million, or $3.74 per share reflecting the impairment

•	Gold production of 75,600 ounces at a cash cost of $15 per ounce

•	Record operating cash flows of $26.7 million for the quarter increased cash and short-term investments balances to $281.5 million, including restricted cash

•	Mill throughput at El Peñón reached 2,520 tonnes per day, a 6% increase over the prior year quarter

•	Carrying value of the Esquel asset adjusted by a non-cash after tax value of $378.9 million as a result of a three-year delay in permitting
Exploration

•	Largest total gold and silver reserve and resource base at El Peñón in its 7-year history

•	Two new veins discovered at El Peñón last year — Providencia and Dominador

•	Proven and probable reserves at El Peñón increased to 2.1 million ounces of gold and 76.4 million ounces of silver, after producing 304,000 ounces of gold and 5.5 million ounces of silver

•	New high-grade discovery at Mercedes project in Sonora, Mexico

•	At least three new zones discovered at the Alhue project in Chile
Environmental and Safety

•	El Peñón continued to operate without any lost time accidents in the fourth quarter of 2005, adding to our three years of operating history without a lost time accident to any Meridian Gold employee

“This past year of 2005 will prove to be an important year in Meridian Gold’s history, notwithstanding the impairment at Esquel,” commented Brian Kennedy, Meridian Gold’s President and Chief Executive Officer. “We are clearly disappointed in having to make this non-cash adjustment to our financial statements; however, Meridian Gold’s efforts continue towards promoting responsible mining in Argentina and earning the trust of the local community. While Esquel could significantly contribute to Meridian Gold’s growth in the future, in 2005 we enlarged El Peñón in acres and in ounces, we increased our cash balances, we acquired a purchase option into a new vein district in Chile, and we made a new high-grade discovery in Mexico. In 2006, I expect the results of our growth plans will be revealed through the year; I believe our commitment to organic growth will provide superior shareholder returns over the long-run.”
2005 Year-End Reserves and Resources
 Proven and probable reserves at El Peñón increased to 2,109,000 ounces of gold, an increase of 3%, year-over-year and by 30% to 76,396,000 ounces of silver, primarily reflecting the drilling completed at the Fortuna, Dorada and Providencia vein systems. El Peñón recorded its sixth consecutive year of replacing ounces produced with new proven and probable ounces. Furthermore, this is El Peñón’s largest total reserve and resource base in its seven-year history. Prices per ounce assumed for calculating reserves were $350 for gold and $6.00 for silver at El Peñón. Resources were developed within a 5 grams/tonne grade shell. Reserves are relatively insensitive to a change in gold price.
The following chart reclassifies Esquel reserves into resources at a 5 grams/tonne cut-off as a result of the impairment of the Esquel property.

	Tonnes	Grade		Contained Ounces
		Gold	Silver	Gold	Silver
	(MM)	(g/tonne)	(g/tonne)	(K ozs)	(K ozs)
Proven and Probable
El Peñón	8.4	7.8	283	2,109	76,396

Total Proven and Probable Reserves	8.4	7.8	283	2,109	76,396

Measured and Indicated Resources
El Peñón	2.7	8.5	222	741	19,337
Esquel	4.7	15.0	23	2,286	3,523
Rossi (40% share)	0.2	15.4	—	109	—

Total Measured and Indicated Resources	7.6	12.8	94	3,136	22,860

Inferred Resources
El Peñón	2.3	8.2	380	595	27,700
Esquel	0.9	9.9	21	274	575
Rossi (40% share)	0.3	12.9	—	133	—

Total Inferred Resources	3.5	8.9	251	1,002	28,275
A significant portion of the inferred resources at El Peñón are located in the Providencia vein. We expect that additional drilling at the Providencia vein may convert these inferred resources to a measured and indicated category.

Exploration Report
Mercedes
 The Mercedes property is located in northern Sonora, Mexico and is 100% owned by Meridian Gold. The Company initiated exploration at the site in 1999, focusing on low sulfidation epithermal veins in the historic Mercedes mine area. Between 1999-2001, twenty-one reverse circulation drill holes were completed along the Mercedes vein zone and locally intersected high grade mineralization. Results included in meters (m), and gold (Au) and silver (Ag) grades in grams/tonne.

MERCEDES SIGNIFICANT DRILL RESULTS
		Drill Width*
Hole	From (m)	(m)	Au g/t*	Ag g/t*
M-1	173.0	13.0	5.8	114
M-3	141.8	1.5	12.6	259
M-4	209.6	7.6	4.3	68
M-7	161.6	1.5	7.6	156
M-8	181.4	9.2	1.9	59
M-9	132.6	1.5	7.0	75
M-10	143.2	1.5	2.6	135
M-11	211.1	1.5	16.5	176
M-13	248.5	3.0	4.7	46
M-16	84.6	1.5	2.3	150
M-17	138.0	1.5	4.5	52
M-19	187.5	1.5	13.1	194

*	Intercept widths do not reflect true widths, all measurements in meters, all assays in grams per tonne and uncut.
During the third quarter of 2005, Meridian Gold completed a second round of 3,415 meters of drilling in 15 holes. The majority of the holes were completed with reverse circulation drilling methods; however holes M27, M29 and M35 were completed with diamond drilling. The most significant intercepts from the 2005 program included:

MERCEDES SIGNIFICANT DRILL RESULTS
		Drill Width*
Hole	From (m)	(m)	Au g/t*	Ag g/t*
M-27	252.1	0.9	5.7	31
M-29	269.0	1.9	8.0	107
M-30	90.8	3.0	20.6	121
M-31	186.0	21.0	24.7	215
Incl.	195.0	6.0	61.8	316
M-32	65.3	1.5	5.3	101
M-33	147.8	11.3	3.8	91
Incl.	157.5	1.5	14.4	214
M-35	209.6	11.5	9.7	143
Incl.	209.5	3.9	15.4	158
Incl.	219.4	1.7	16.3	222

*	Intercept widths do not reflect true widths, all measurements in meters, all assays in grams per tonne and uncut.

The 2005 drilling significantly extended high grade mineralization approximately 200 meters to the north along strike. Mineralization exceeding 3 grams/tonne of gold has now been traced along strike for 1.1 kilometers and locally to a vertical depth of approximately 250 meters. Two latite dikes of unknown size may have locally displaced mineralization along the structure. However, mineralization remains open with depth and favorable targets remain to be drilled to the north and south along the strike of the Mercedes zone. Meridian Gold is planning to follow up on previous drilling with a combined 6,000-meter core and reverse circulation drilling program, to be initiated in late March 2006.
Alhue
As at December 31, 2005, six drill rigs were operating on the property and 26 holes were completed by year end totaling 9,490 meters. This drilling has focused on the extension of known ore bodies with drilling being completed from a tunnel driven on the 870 meters level from the current mine area. A total of at least three new zones have been identified, the Tribuna, Hallazgo II and the Peumo zones. These mineralized zones trend east-northeast and are open along strike and at depth. The significant drill results not previously released for these zones are shown below:
1. Tribuna: Mineralization has been identified for over 300 meters of strike length and is open at depth and along strike. The most significant drill intercepts include:

TRIBUNA SIGNIFICANT DRILL RESULTS
					Zinc
Hole	From (m)	Drill Width* (m)	Au g/t*	Ag g/t*	(%)

ALH0010	348.5	7.3	5.5	30	1.0
ALH0011	367.1	7.0	5.2	8	0.8
ALH0013	366.0	1.1	5.1	6	0.1
ALH0022	236.0	3.4	5.4	94	15.7

*	Intercept widths do not reflect true widths, all measurements in meters, Au and Ag assays in grams per tonne and uncut.
In addition, a sub-parallel, narrow higher grade structure has been identified in the hanging wall.

TRIBUNA SIGNIFICANT DRILL RESULTS
					Zinc
Hole	From (m)	Drill Width* (m)	Au g/t*	Ag g/t*	(%)

ALH0010	388.8	0.8	74.8	57	0.3
ALH0011	445.0	2.0	86.3	11	0.7
ALH0013	479.2	2.4	28.1	17	0.5

*	Intercept widths do not reflect true widths, all measurements in meters, Au and Ag assays in grams per tonne and uncut.
2. Hallazgo II: Three drill holes completed in the Hallazgo II target confirmed the high grade nature of mineralization as previously identified by Company Minera Florida. Holes ALH0001 and ALH0003 were completed approximately 100 meters apart along strike of the Hallazgo II vein. The holes intersected the main structure but the vein may be fault offset between the holes. Holes ALH0001 and ALH0002 also intersected a subparallel hangingwall vein structure.

HALLAZGO II SIGNIFICANT DRILL RESULTS
					Zinc
Hole	From (m)	Drill Width* (m)	Au g/t*	Ag g/t*	(%)

ALH0001	4.5	1.8	4.2	17	1.2
ALH0001	56.1	1.8	13.7	87	1.5
ALH0002	5.4	1.4	6.9	22	2.3
ALH0003	92.1	0.7	24.3	20	1.8

*	Intercept widths do not reflect true widths, all measurements in meters, Au and Ag assays in grams per tonne and uncut.
3. Peumo: A wide stockwork zone has been identified by drilling immediately south of the 870 access tunnel. The Peumo stockwork zone is locally up to 50 meters in width and has been traced along strike for approximately 500 meters. Low grade gold has been intersected at the 870 level over narrow widths, however, grade and widths appear to be increasing with elevation as evidenced by hole ALH0022. Additional drilling has been completed up dip and assay results are pending. The following are significant drill results from the Peumo zone, which have not previously been released:

PUEMO SIGNIFICANT DRILL RESULTS
					Zinc
Hole	From (m)	Drill Width* (m)	Au g/t*	Ag g/t*	(%)

ALH0006	11.8	1.1	68.5	35	2.5
ALH0006	43.6	3.4	1.2	4	0.2
ALH0007	50.9	5.0	3.5	6	0.6
ALH0008	43.1	1.3	3.0	2	2.4
ALH0022	79.6	8.3	2.4	18	1.0
ALH0022	106.6	2.0	5.9	13	0.8
ALH0022	111.8	4.6	4.1	20	0.9
ALH0022	119.1	3.5	5.4	7	0.3
ALH0022	124.1	1.3	4.3	35	1.4

*	Intercept widths do not reflect true widths, all measurements in meters, Au and Ag assays in grams per tonne and uncut.
Exploration drilling will continue on these new discoveries during the first half of 2006. Meridian Gold is currently preparing a NI 43-101 document for Alhue that is expected to be complete by the end of the second quarter of 2006. In addition, an internal resource modeling and estimation have confirmed those prepared by Minera Florida which supports a 10 year mine life at current mining production rates.
Rossi
At Rossi, fifty-five underground core drill holes were drilled for a total of nearly 7,000 meters. The End Zone drift was extended to over 250 meters; in addition, sample ore was processed through Barrick Gold’s facility with success. The pre-feasibility work completed during 2005 confirmed the economic viability of the project, and the federal and state permitting is now in place for production. During 2006, final feasibility work is expected to be completed. Barrick Gold is currently evaluating a timeline for the start up of production for the project.

Qualified Persons
The reserves and resources of El Peñón and Esquel were prepared under the supervision of Greg Walker, P. Geo., an employee of Meridian Gold, and have been audited by David Rennie of Roscoe Postle Associates Inc. and Robin Young of Western Services Engineering Inc., both of whom are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators. The resources of Rossi were prepared under the supervision of Robert Wheatley, P. Geo., an employee of Meridian Gold, who is a qualified person as defined in National Instrument 43-101.
William Wulftange, P. Geo., has supervised the preparation of the technical data for El Peñón and Alhue within this release and serves as the “Qualified Person” as defined by National Instrument 43-101. Mark Hawksworth, P. Geo., has supervised the preparation of the technical data for the Mercedes property within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion is limited to matters that, in the opinion of management of Meridian Gold Inc. (“Meridian Gold”, “Meridian” or the “Company”), are material, and represents management’s knowledge through the date of this press release, February 21, 2006.
OPERATIONS
El Peñón
During the fourth quarter of 2005, as in previous periods, El Peñón continued its excellent performance by delivering low-cost, profitable results that have fueled the cash flow of Meridian Gold. The mine produced 75,600 ounces of gold and 1.6 million ounces of silver, at a net cash cost of $15 per gold ounce versus 77,200 ounces of gold and 1.2 million ounces of silver at a net cash cost of $56 per gold ounce during the fourth quarter of 2004. Total net production costs including depreciation, depletion and amortization were $63 per gold ounce for the quarter, compared to $122 per gold ounce in the fourth quarter of 2004. These are the lowest quarterly net cash costs and total net production cost reported to date for the El Peñón property. This decrease in cash cost and total production cost is driven by the increase in silver production due to higher silver grades coming from the Dorada and Cerro Martillo sectors of the underground mine, coupled with the recent trend for higher silver prices. (The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management’s discussion and analysis section of this report.)
Production from the underground mine continues to increase to an average rate for the fourth quarter of 4,890 tonnes per day including ore, development and non-mineralized material, an increase of 36% compared to the year-end rate for 2004, which produced an average of 3,590 tonnes per day. We continue to focus on development of the underground mine to improve mine flexibility to support the milling rate.
The underground mine produced 218,900 tonnes of ore at an average grade of 12.5 grams/tonne of gold and 306 grams/tonne of silver during the fourth quarter of 2005. Open pit operations were completed at the end of the third quarter 2005.
During the quarter, the access tunnel from Quebrada Colorada reached the Dorada structure, which completes the double access to the Dorada vein. The access tunnel from Quebrada Colorada will also serve as a starting point for one of the two access drifts that will be driven to intercept the new Providencia vein. The other drift will be driven from the southern end of the Quebrada Colorada structure. While the Cerro Martillo and Dorada underground mines continue to be developed and expanded, they have become an important part of the El Peñón underground mine. The Cerro Martillo structure has provided 20%, and Dorada 7%, of the underground ore production. The average grades mined from these two ore bodies for the year were 8 grams/tonne of gold for the Cerro Martillo structure and 13.5 grams/tonne gold for the Dorada vein and average grades mined for silver were 289 grams/tonne for the Cerro Martillo structure and 659 grams/tonne for the Dorada vein. This confirms the importance of these discoveries and the Company’s expectation that they will be a significant part of El Peñón’s future.
Mill throughput at El Peñón increased 6% in the fourth quarter of 2005, over the fourth quarter of 2004, to 2,520 tonnes per day. Average gold mill head grades decreased according to plan during the quarter to 10.6 grams/tonne of gold versus 11.4 grams/tonne of gold in the fourth quarter of 2004 and average silver mill head grades increased to 231 grams/tonne of silver from 183 grams/tonne of silver in the fourth quarter of 2004. These throughput improvements are a result of the optimization of the existing facilities, mainly in the crushing circuit through modification to the pebble crusher, which was installed in 2002. As well, the grinding and filtration circuits were optimized. All of these improvements were completed with minimal capital investments. Several capital improvements in the processing facility are currently in progress and on schedule to sustain and further increase these milling rates. Additional capital investments will be made in the processing facilities in 2006.
ESQUEL PROPERTY WRITE-DOWN
During 2003, Meridian Gold paused its permitting and development efforts following a non-binding referendum wherein the majority of the citizens of the City of Esquel voted not to support the development of an open pit mine. Meridian Gold has focused its efforts on identifying and addressing the community’s concerns. Activities have culminated in the development of a new underground mine plan and addressing stakeholder concerns, which include the social, environmental and technical aspects of the project. Meridian Gold is committed to building trust with the community of Esquel, the province of Chubut and the Republic of Argentina, through Meridian Gold’s demonstrated history and current practice of responsible mining.
However, as our development activities on the Esquel project have been interrupted and the delay in development activities has reached three years, based on applicable accounting guidelines, there is a presumption that a write-down of capitalized costs, deferred development and pre-operating costs will be necessary. Since the timing of the approval process for the project cannot be determined at this time, Meridian Gold does not have persuasive evidence that a write-down should not be taken. Therefore, under applicable accounting guidelines, Meridian Gold is required to write down these long-lived assets to their estimated fair value. The carrying value of the Esquel mineral properties was written down $542.8 million to $2.5 million, which is estimated to be equal to the fair market commercial real-estate value of the land, comparable to similar land with non-mining uses in this region. The resulting non-cash after tax effect of the write down is $378.9 million.
The following table and explanation describes the values used in the write-down of the Esquel property. The $542.8 million write-down associated with the Esquel property is reflected in table 1:

TABLE 1	(In millions of USD)
Purchase price	$310.0
Spending on project	6.1
Future income tax liability 1	149.1
Currency translation adjustment 2	77.6

Total impairment	542.8
Future income tax benefit	163.9

Net impairment	$378.9

Note:
1	The Future income tax liability recorded as part of the purchase of the project.

2	The currency translation adjustment is related to the balance sheet adjustments for the foreign exchange difference between the time of purchase and the time of the write-off.
FINANCIAL RESULTS
Fourth quarter 2005 vs. Fourth quarter 2004
Based on the above mentioned write-down, all financial information presented in the following sections will be presented to reflect both final results including the impairment, and pre-impairment amounts for comparative purposes with previous years’ quarterly and annual calculations.
The $550.2 million write-down, as shown in the impairment of mineral properties & other line below (table 2), consists of $542.8 million from the Esquel property and $7.4 million related to the addition to the Asset Retirement Obligation (ARO) liability associated with future reclamation costs for the Beartrack property, which ceased operations in 2000. The impaired amounts are offset by the $163.9 million elimination of the deferred tax liability that was booked in association with the Esquel property, as shown in income tax in the impairment column. The following table presents a pro-forma income statement with the effect of the impairment on net income shown.

TABLE 2	For the Three months ended			For the Twelve months ended
(In millions of USD)	December 31, 2005			December 31, 2005
	Pre-Impairment			Pre-Impairment
	(non-GAAP)	Impairment	GAAP Reported	(non-GAAP)	Impairment	GAAP Reported
Revenue	$35.6	$—	$35.6	$131.8	$—	$131.8
Cost of sales	(1.1)	—	(1.1)	(11.9)	—	(11.9)
Depr., depl. & amort.	(3.7)	—	(3.7)	(15.7)	—	(15.7)
Exploration	(6.2)	—	(6.2)	(25.0)	—	(25.0)
Selling, general & admin.	(5.1)	—	(5.1)	(13.9)	—	(13.9)
Impair. of mineral properties & other	1.5	(550.2)	(548.7)	1.5	(550.2)	(548.7)

	$(14.6)	$(550.2)	$(564.8)	$(65.0)	$(550.2)	$(615.2)

Earnings (loss) before the following	$21.0	$(550.2)	$(529.2)	$66.8	$(550.2)	$(483.4)
Interest income	2.3	—	2.3	6.9	—	6.9
Other income (expense)	—	—	—	0.1	—	0.1

Earnings (Loss) before taxes	$23.3	$(550.2)	$(526.9)	$73.8	$(550.2)	$(476.4)
Income tax (expense) benefit	(11.3)	163.9	152.6	(33.9)	163.9	130.0

Net earnings (loss)	$12.0	$(386.3)	$(374.3)	$39.9	$(386.3)	$(346.4)

Net loss for the three months ended December 31, 2005 was $374.3 million ($3.73 per share) compared to net earnings of $7.5 million ($0.08 per share) for the fourth quarter of 2004. The net loss for the fourth quarter 2005 is a result of the write-down of the carrying value of the Esquel project. The net impact of the write-down was an expense of $386.3 million. Net income excluding the impairment, on a non-GAAP basis, was $12.0 million ($0.12 per share).
Sales revenue of $35.6 million in the fourth quarter of 2005, increased $2.8 million, or 9%, over the fourth quarter of 2004, due to 14% higher realized gold price versus the previous year’s quarter ($497/oz realized versus $435/oz), offset by a 5% decrease in gold ounces sold (72,810 ozs versus 76,995 ozs). The decrease in ounces produced and sold was due to an expected 7% decrease in the gold grade from 11.4 grams/tonne of gold in the fourth quarter of 2004 to 10.6 grams/tonne of gold in the same period of 2005, partially offset by an increase in tonnes processed. The tonnes processed for the fourth quarter were 6% higher at 2,520 tonnes per day versus 2,370 tonnes per day in the same period of 2004.
Cost of sales, which does not include depreciation, depletion or amortization, in the fourth quarter of 2005 of $1.1 million, decreased $3.4 million (76%) compared to cost of sales in the fourth quarter of 2004 of $4.5 million. Cost of sales includes a silver by-product credit of $13.1 million in the fourth quarter of 2005 (1.6 million ounces sold at an average realized price of $8.28 per ounce), as revenue from silver sales is applied as a credit to costs, compared to a silver by-product credit of $7.7 million in the fourth quarter of 2004 (1.2 million ounces at an average realized price of $6.54 per ounce). The average realized silver price rose 27%, and the ounces sold increased by 33%, quarter-over-quarter. These increases were offset by higher costs due to higher volume of tonnes processed; 232,000 tonnes of ore in fourth quarter 2005, versus 218,000 tonnes of ore in the same period in 2004. These increases were also offset by higher tonnes mined; 219,000 tonnes of ore, versus 207,000 tonnes of ore in the same period of 2004 (of which 68,000 where from lower cost open pit mines), and by a higher cost of commodities and reagents used in the plant and an increase in labor cost due to the strengthening of the Chilean Peso against the US Dollar.
Exploration expense in the fourth quarter of 2005 of $6.2 million increased by 35% versus the fourth quarter 2004 expense of $4.6 million. The increase is due to increased exploration activities in Chile, with the Providencia, Cerro Martillo, Dorada, and Fortuna vein systems, along with the Minera Florida properties and the Natividad project, in Nicaragua.
Income tax expense, before impairment, in the fourth quarter of 2005 was $11.3 million, or an effective rate of 48% compared to $5.9 million or an effective tax rate of 44% in the fourth quarter of 2004. The increase in the effective tax rate is due to higher proportional costs incurred in tax jurisdictions where a tax benefit cannot be obtained for these expenses. During the fourth quarter of 2005, Meridian Gold paid $4.0 million in cash taxes. The tax expense (benefit) for the fourth quarter including the impairment was ($152.6) million (see explanation on impairment above). The effective tax rate after impairment does not provide reasonable comparative information and therefore is not presented.
Net margins before impairment, in the fourth quarter of 2005 were 34%, compared to net margins in the fourth quarter of 2004 of 23%. This increase is primarily a result of the higher revenues due to higher realized average metals prices. Net margins after impairment do not provide reasonable comparative information and therefore are not presented.

Year to Date 2005 vs. Year to Date 2004
Net loss for the year ended December 31, 2005 was $346.4 million ($3.47 per share) including a write-down of the Esquel property. Net earnings before the impairment for the year ended December 31, 2005, on a non-GAAP basis, were $39.9 million ($0.40 per share) compared to net earnings of $36.6 million ($0.37 per share) for the same period of 2004.
Sales revenue of $131.8 million increased $4.7 million, or 4%, over the same period of 2004, due to higher realized gold prices offset in part by fewer gold ounces sold. The average realized gold price increased 9% to $447 per ounce for the full year in 2005, from $412 per ounce in the same period of 2004. The gold ounces sold decreased by 5% or 15,000 ounces to 299,300 ounces for the full year ended December 31, 2005, compared to the same period in 2004. The decrease in ounces produced and sold was due to a 9% decrease in the gold grade processed from 12.1 grams/tonne of gold for the year ended December 31, 2004 to 11.1 grams/tonne of gold in the same period of 2005, which is according to the program to move production closer in line to reserve grade.
Cost of sales, which does not include depreciation, depletion or amortization, of $11.9 million decreased by $4.2 million or 26% compared with the cost of sales in the same period of 2004. Cost of sales includes a silver by-product credit of $40.5 million for the full year ended December 31, 2005 compared to a silver by-product credit of $28.3 million in the same period of 2004. The change in silver credits for the full year in 2005 compared to the same period of 2004 is due to a 26% increase in realized average silver prices ($7.40 per ounce for the full year in 2005, compared to $5.89 for the same period in 2004) and an increase of 679,000 ounces (14%) of silver ounces sold. The reduction in cost of sales for the full year of 2005 compared to the same period in 2004 is partially offset by an increase in tonnes mined and processed, coupled with an increase in prices of commodities and reagents used in the plant and increases in labor cost due to the strengthening of the Chilean Peso against the US Dollar. Meridian Gold produced gold at a $38 net cash cost per gold ounce in the full year of 2005 compared to a $50 per ounce net cash cost in the same period of 2004. (The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management’s discussion and analysis section of this report.)
Exploration expense for the full year of 2005 of $25.0 million was $5.5 million more than exploration expense in 2004 of $19.5 million, partially due to the expansion of exploration activities in Chile and Nicaragua, as explained in the quarterly section.
Income tax expense, before the impairment for 2005, was $33.9 million, an effective rate of 46% compared to $27.0 million, or an effective tax rate of 42% for the same period of 2004. The increase in the effective tax rate is due to higher proportional costs incurred in tax jurisdictions where no tax benefit can be obtained from the spending. During the full year ended December 31, 2005, the Company paid $19.8 million in cash taxes. The tax benefit for the full year including the impairment was $130.0 million (see explanation on impairment above). Tax effective rate after impairment does not provide reasonable comparative information and therefore is not presented.
Net margins for the full year of 2005 were 30%, pre-impairment, compared to net margins in the same period of 2004 of 29%, primarily as a result of increased realized metal prices partially offset by exploration expenses and a higher effective tax rate. Net margins after impairment do not provide reasonable comparative information and therefore are not presented.
LOOKING AHEAD
For 2006, Meridian Gold expects to produce approximately 300,000 ounces of gold from El Peñón at a net cash cost of approximately $50 per ounce. We account for silver revenue as a by-product when calculating cash cost; therefore, the net cash cost is sensitive to the fluctuations in the price of silver.
Liquidity
Cash balances, including restricted cash and short-term investments, increased to $281.5 million as of December 31, 2005 due to strong cash flows fueled by consistent operating performance at El Peñón and higher gold prices. Working capital increased to $262.9 million at December 31, 2005 from $215.3 million at December 31, 2004, primarily due to the growth in cash and short-term investment balances.
Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $26.7 million in the fourth quarter of 2005 compared to $16.0 million in the fourth quarter of 2004.
Capital Resources
Anticipated cash requirements for 2006 include approximately $35 million for planned capital expenditures at El Peñón, which includes approximately $13 million in mine development, including accesses to the Providencia structure to prepare it for production by late 2006, and development of the Fortuna project. An additional estimated $5 million will be required to fund capital expenditures at other Meridian Gold projects and locations.
Exploration is at the heart of Meridian Gold’s growth strategy and will continue to be an important focus throughout the year. Meridian Gold plans to spend approximately $25 million in 2006 to fund these efforts
We believe that planned capital exploration requirements will be funded by existing operating cash flows, current cash and investments. Should we decide to develop other exploration and development properties, additional capital may be required. If additional funds are necessary, management believes they may be borrowed from third parties or raised by issuing shares of the Company; however, no assurance can be given that such transactions will be available at terms and conditions acceptable to Meridian Gold, if at all.
Changes in Accounting Policies and Presentation
Variable Interest Entities
Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities
(AcG-15)”. The new guideline establishes under what criteria a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.

Cash Equivalents and Short-term Investments
Certain prior period amounts have been reclassified to conform to the current-period presentation, including the reclassification of auction rate securities (“ARS”) as short-term investments instead of cash and equivalents in accordance with guidance recently issued by the US Securities and Exchange Commission. We reclassified $55.8 million of investments in ARS as of December 31, 2004 that were previously included in cash and equivalents to short-term investments. As a result of this reclassification, we have included purchases and sales of ARS in our statements of cash flows as a component of investing activities. These reclassifications had no impact on our results of operations or changes in shareholders’ equity.
Summary of Quarterly Results
(Unaudited and expressed in millions of US dollars, except per share data)

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$35.6	$32.1	$31.9	$32.2	$32.8	$32.9	$31.5	$29.9
Pre-impairment net earnings (1)	12.3	9.0	9.1	9.8	7.5	9.6	9.7	9.8
Net earnings (loss)	(374.3)	9.0	9.1	9.8	7.5	9.6	9.7	9.8
Basic earnings per share, pre-impairment (2)	$0.12	$0.09	$0.09	$0.10	$0.08	$0.10	$0.10	$0.10
Diluted earnings per share pre-impairment	0.12	0.09	0.09	0.10	0.07	0.10	0.10	0.10
Basic earnings (loss) per share (2)	($3.73)	$0.09	$0.09	$0.10	$0.08	$0.10	$0.10	$0.10
Diluted earnings (loss) per share	($3.73)	0.09	0.09	0.10	0.07	0.10	0.10	0.10

(1)	Pre-impairment net earnings is a non-GAAP measure and is equal to net earnings (loss) before impairment of mineral properties and other in the net amount of $386.3 million recorded in the fourth quarter of 2005 (see Esquel section of MD&A)

(2)	Quarterly amounts do not sum to full year amounts due to rounding
Outstanding Share Data
As of December 31, 2005, 100,233,173 (December 31, 2004 — 99,629,827) common shares were outstanding and there were 1,557,481 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$19.18 per share, of which 1,024,093 are currently exercisable, with expiry dates between May 2006 and December 2015. As of February 21, 2006, 100,395,935 shares were outstanding.
Non-GAAP Measures
Meridian Gold has included measures in this document of “total net cash costs per ounce” and “total net costs per ounce”. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties, net of silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total net cash costs per ounce are total net cash costs divided by gold ounces produced. Total net cost consists of “total net cash cost” plus depreciation, depletion and amortization expenses. Total net costs per ounce are total net costs divided by gold ounces produced.
The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), stakeholders use this information to evaluate the

Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, and therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.
(Unaudited and in millions of US dollars, except for gold production in ounces and cash costs per ounce)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2005	2004	2005	2004

Cost of sales	$1.1	$4.5	$11.9	$16.1
Other	0.0	(0.2)	(0.4)	(0.4)

Total net cash costs	1.1	4.3	11.5	15.7
Gold production in ounces from active properties	75,593	77,169	303,509	314,081

Total net cash costs per gold ounce	$15	$56	$38	$50

Total net cash costs	1.1	4.3	11.5	15.7
Depreciation, depletion and amortization	3.7	5.2	15.7	18.1

Total net cost	$4.8	$9.5	$27.2	$33.8
Gold production in ounces from active properties	75,593	77,169	303,509	314,081

Total net cost per gold ounce	$63	$122	$88	$105

CAUTIONARY STATEMENT
Certain statements in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.
The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.
Qualified Statement
All drill samples sent for assay at El Peñón are subject to a rigorous Quality assurance and a Quality control Program that conforms to NI 43-101 standards. Duplicate reverse circulation drill samples are collected at 2 or 1 meter intervals, depending on type of drill target. One sample is sent for assay, and the duplicate is stored on site for verification and/or metallurgical purposes. Round Robin verified blind standards are inserted into the sample stream along with barren, duplicate and unmineralized samples that test sample preparation procedures, accuracy and precision of results and check for sample contamination at the lab. All core or diamond drill samples are mechanically split with one half of the sample stored on site and the second half sent for assay utilizing the QA/QC procedures. ALS Chemex operates an on site sample preparation lab that is closely monitored by the El Peñón QA/QC Management. Sample pulps produced on site are sent to ALS Chemex in La Serena, Chile for analysis. All samples are assayed using standard Fire/AA procedures (AuAA22, AgAA45). Gold results greater than 5 ppm* are re-analyzed using a gravimetric finish** (Au-GRA22). Silver results greater than 100 ppm are re-analyzed using a complete acid digestion (Ag-AA62) with silver assays greater than 300 ppm being re-analyzed using a gravimetric finish** (Ag-GRA22). Any assay results that are not deemed statistically acceptable are not entered into the database.

*	parts per million

**	results reported in grams/tonne
4th Quarter Conference Call
Meridian Gold is hosting a simultaneous live webcast of its conference call on Wednesday, February 22, 2006, at 9:00 a.m. ET through Thomson/CCBN. If you would like to listen to our conference call on the web, go to the Company’s home page at www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call by dialing toll-free (888) 286-8010 or international (617) 801-6888 (Passcode # 11141323). The webcast will be available for 3 months on Meridian Gold’s website.
For further information, please visit our website at www.meridiangold.com, or contact:

Kelsey L. Peters	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com

Meridian Gold Inc.
Operating Data
(Unaudited and dollar amounts expressed in U.S. currency)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2005	2004	2005	2004

El Peñón Mine
Gold production (ounces)	75,593	77,169	303,509	314,081
Silver production (ounces)	1,612,306	1,188,594	5,537,784	4,812,160
Tonnes ore mined (thousands)	219	207	913	784
Mill tonnes processed (thousands)	232	218	880	837
Avg. mill gold ore grade (grams/tonne)	10.6	11.4	11.1	12.1
Avg. mill silver ore grade (grams/tonne)	231	183	211	194
Mill gold recovery	96%	97%	96%	97%
Mill silver recovery	94%	92%	93%	92%
Net cash cost of production per gold ounce	$15	$56	$38	$50
Total net production cost per gold ounce	$63	$122	$88	$105
Beartrack Mine
Gold production — heap leach (ounces)	—	106	200	525
Company Totals
Ounces of gold produced	75,593	77,275	303,709	314,606
Ounces of gold sold	72,810	76,995	299,284	314,393
Ounces of silver sold	1,580,797	1,182,414	5,474,601	4,795,640
Avg. realized gold price per ounce	$497	$435	$447	$412
Avg. realized silver price per ounce	$8.28	$6.54	$7.40	$5.89
Net cash cost of production per gold ounce	$15	$56	$38	$50
Total net cost of production per gold ounce	$63	$122	$88	$105
Average realized gold prices are revenues divided by gold ounces sold
Cash cost and total cost per gold ounce are net of silver by-product credits

Capital Expenditures and Depreciation Detail - Q4 2005 (in millions of US$)	Capital expenditures	DD&A

El Peñón	$5.6	$3.6
Esquel (pre-impairment)	0.2	—
Rossi and other	1.0	0.1

Total	$6.8	$3.7

Meridian Gold Inc.
Interim Consolidated Balance Sheets
(Unaudited and expressed in millions of US dollars)

	December 31	December 31
	2005	2004

Assets
Current assets
Cash and short-term investments	$267.6	$217.8
Restricted cash	13.9	13.9
Trade and other receivables	1.2	2.3
Inventory	7.1	5.4
Future income taxes — current	3.7	0.4
Other current assets	10.0	2.1

Total current assets	303.5	241.9

Mineral property, plant and equipment, net	89.6	628.8
Future income taxes — long-term	0.4	9.3
Other assets	11.0	12.1

Total assets	$404.5	$892.1

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, trade and other	$13.4	$8.1
Accrued and other liabilities	27.2	18.5

Total current liabilities	40.6	26.6

Other long-term liabilities	65.0	42.3
Future income taxes	12.8	188.3
Minority interest	—	1.0
Shareholders’ equity (note 6)	286.1	633.9

Total liabilities and shareholders’ equity	$404.5	$892.1

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Consolidated Statements of Operations
(Unaudited and expressed in millions of US dollars, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2005	2004	2005	2004

Revenue	$35.6	$32.8	$131.8	$127.1

Costs and expenses
Cost of sales before depreciation, depletion and amortization	1.1	4.5	11.9	16.1
Depreciation, depletion and amortization	3.7	5.2	15.7	18.1
Exploration	6.2	4.6	25.0	19.5
Selling, general and administrative	5.1	2.7	13.9	10.4
Impairment of mineral properties and other	548.7	0.3	548.7	—

	564.8	17.3	615.2	64.1

Earnings (loss) before the following	(529.2)	15.5	(483.4)	63.0

Interest income	2.3	0.8	6.9	2.6
Other income (expense)	—	(2.9)	0.1	(2.0)

Earnings (loss) before taxes	(526.9)	13.4	(476.4)	63.6

Income tax (expense) benefit	152.6	(5.9)	130.0	(27.0)

Net earnings (loss)	$(374.3)	$7.5	$(346.4)	$36.6

Earnings (loss) per share
Basic	$(3.73)	$0.08	$(3.47)	$0.37
Diluted	$(3.73)	$0.07	$(3.47)	$0.37

Weighted average shares outstanding (in millions)
Basic	100.2	99.5	99.9	99.3
Diluted	100.2	100.3	99.9	100
See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Retained Earnings (Deficit)
(Unaudited and expressed in millions of US dollars)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2005	2004	2005	2004

Balance at beginning of period	$207.9	$172.5	$180.0	$144.3
Adjustment on adoption of new accounting standard for stock-based compensation	—	—	—	(0.9)
Net earnings (loss)	(374.3)	7.5	(346.4)	36.6

Balance at end of period	$(166.4)	$180.0	$(166.4)	$180.0

     See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited and expressed in millions of US dollars)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2005	2004	2005	2004

		(Restated -		(Restated -
		note 2(a))		note 2(a))
Cash flow from operating activities
Net earnings (loss)	$(374.3)	$7.5	$(346.4)	$36.6
Non-cash items:
Impairment of mineral properties and other	550.2	—	550.2	—
Depreciation, depletion and amortization	3.7	5.2	15.7	18.1
Gain on sale of assets, net	—	(0.4)	—	(1.3)
Accretion of asset retirement obligations	0.1	0.1	0.4	0.4
Stock-based compensation	1.1	0.7	3.4	2.3
Provision for pension costs	0.8	0.2	1.0	0.5
Future income taxes	(157.7)	1.8	(145.9)	11.4
Deferred revenue	—	(0.3)	—	(1.2)
Changes in non-cash working capital and other accounts:
Trade and other receivables	0.7	3.7	1.1	2.5
Inventory	(0.2)	0.4	(1.7)	1.4
Other current assets	(2.8)	(0.5)	(3.1)	3.1
Other assets	0.2	(1.1)	(1.3)	1.5
Accounts payable, trade and other	3.8	(1.4)	5.3	2.0
Accrued and other liabilities	2.4	1.0	(0.2)	(0.8)
Other long-term liabilities	—	1.3	—	1.1
Reclamation expenditures	(1.3)	(2.2)	(4.4)	(7.1)
Pension contributions	—	—	(0.6)	(0.6)

	26.7	16.0	73.5	69.9

Cash flow from (used in) investing activities
Capital expenditures	(6.8)	(5.1)	(30.1)	(17.7)
Proceeds from sale of assets	1.5	0.7	1.7	1.7
Short-term investments	(17.7)	(89.8)	(38.7)	(49.2)
Long-term investments	(5.3)	(6.4)	1.2	(6.4)

	(28.3)	(100.6)	(65.9)	(71.6)

Cash flow from financing activities
Proceeds from issuance of share capital	0.1	1.8	3.4	2.0

	0.1	1.8	3.4	2.0

Increase (decrease) in cash and cash equivalents	(1.5)	(82.8)	11.0	0.3
Cash and cash equivalents, beginning of period	59.8	130.1	47.3	47.0

Cash and cash equivalents, end of period	$58.3	$47.3	$58.3	$47.3

Cash and cash equivalents	$58.3	$47.3	$58.3	$47.3
Short-term investments	209.3	170.5	209.3	170.5

Cash and short-term investments	$267.6	$217.8	$267.6	$217.8

Cash paid for income taxes	$4.0	$4.7	$19.8	$14.9
Cash paid for interest	$—	$—	$—	$—
     See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
Three months and twelve months ended December 31, 2005
1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2. The accompanying unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.
2.	Changes in Accounting Policies and Presentation

(a) Cash equivalents and short-term investments

During 2005, the Company retroactively reclassified its auction rate securities held from cash equivalents to short-term investments. Auction rate securities are variable rate bonds that have interest rate resets through a modified Dutch auction, at pre-determined short-term intervals, usually every 7, 28 or 35 days, although they may exceed 90 days. Auction rate securities are callable at par on any interest payment date at the option of the issuer. The Company historically classified these instruments as cash equivalents if the period between interest rate resets was 90 days or less, based on the Company’s ability to either liquidate its holdings or roll its investment over to the next reset period.

Based upon a re-evaluation of these securities, the Company has reclassified its auction rate securities, from cash equivalents to short-term investments for each of the periods presented in the accompanying consolidated balance sheets and consolidated statements of cash flows. Purchases of investments and sales of investments, included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities in cash flows from investing activities during each of the periods presented. Auction rate securities totaled $66.8 million at December 31, 2005 and $73.7 million at December 31, 2004. At December 31, 2004, auction rates securities of $17.9 million were previously classified as short-term investments because the next auction dates for these securities were scheduled for more than 90 days into the future.

(b) Stock-based compensation

Effective January 1, 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees under the Share Incentive Plan as allowed under the CICA standard for stock-based compensation. Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital, as required under the amendments to CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments. This change has been applied retroactively without restatement of prior periods. The effect of the change in the method of accounting for stock-based compensation has resulted in a decrease of $0.9 million in retained earnings and an increase of $0.9 million in additional paid-in capital as of January 1, 2004.

Restricted stock granted on or after January 1, 2000 and stock options granted to non-employees on or after January 1, 2002 under the Company’s stock option plan are accounted for under the fair value method.

(c) Variable Interest Entities

Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (AcG-15). The new guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the majority of the variable interest entity’s expected losses, is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.

3.	Esquel Property Impairment

At each reporting period, the Company reviews the carrying value of its mineral properties. These reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. The reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. In addition, Canada’s accounting guideline 11: Enterprises in the Development Stage states, “... when there has been a delay in development activity that extends beyond three years, there is a presumption that a write-down of capitalized costs and deferred development and pre-operating costs is necessary. This presumption can be rebutted only by persuasive evidence to the contrary.” The Company used its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined impairment was necessary as of December 31, 2005 for the Company’s Esquel project in Argentina.

The Esquel project was acquired in 2002. The Company encountered local opposition from the citizens of Esquel who voted not to support the mine development in a non-binding referendum in March 2003. Shortly thereafter the Provincial Government passed a law that prohibited open-pit mining and the use of cyanide that became effective in 2003. Since the non-binding referendum, the Company has focused its efforts on addressing the concerns of the community and developing an underground mine plan. Meridian Gold’s development activities on the Esquel project have been interrupted for three years. Although management remains confident in the long-term economics of the project, the Company currently does not have persuasive evidence, such as issued permits, to maintain the capitalized cost associated with the Esquel project. Therefore, in compliance with accounting guidelines the Company wrote down the long-lived assets of the Esquel project to their estimated fair value which management determined to be the real estate value of the property for non-mine use. Based on market analysis, assisted by a third party, this value is $2.5 million. The impairment expense recorded in 2005 for the Esquel project was $542.8 million and the income tax benefit was $163.9 million. The impairment charge was a non-cash transaction. The following table illustrates the values used in the write-down of the Esquel property.

(in millions)
Purchase price	$310.0
Spending on project	6.1
Future income tax liability [1]	149.1
Currency translation adjustment [2]	77.6

Total impairment	542.8
Future income tax benefit	163.9

Net impairment	$378.9

Note:

1	The future income tax liability is related to the future tax expense acquired as part of the purchase of the project.

2	The currency translation adjustment is related to the balance sheet adjustments for the foreign exchange difference between the time of purchase and the time of the write-off.
Management regularly reviews the status of the Esquel project and advises the Board of Directors of activities.

4.	Reclamation Liability

The continuity of the reclamation liability for the three months and twelve months ended December 31 is as follows:

	Three Months Ended		Twelve Months Ended
	December 31		December 31
(in millions of US dollars)	2005	2004	2005	2004

Balance, beginning of period	$9.0	$13.9	$11.8	$18.5
Addition	17.4	—	17.4	—
Accretion	0.1	0.1	0.4	0.4
Expenditures	(1.2)	(2.2)	(4.3)	(7.1)

Balance, end of period	$25.3	$11.8	$25.3	$11.8

During the fourth quarter of 2005, the Company recorded an additional $17.4 million asset retirement obligation for its shutdown and reclamation responsibilities for its Beartrack mine in Idaho (mining of all economic ore completed in 2000) primarily for additional work on the process and leach pad areas and for water treatment. The Company has also recorded current and long-term assets of $8.5 million and $1.5 million, respectively, for the benefit to be received pursuant to an insurance policy that covers $10 million of reclamation activity which are classified in other current assets and other assets, respectively. The asset retirement obligation for Beartrack as at December 31, 2005 was $19.5 million. As of December 31, 2005 the Company has spent approximately $14.4 million for Beartrack shutdown and reclamation.

5.	Forward Contracts

During 1999, the Company closed out all of its gold forward contracts it had entered into. Under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the original expiry date of the contracts, which period ended in 2004. During the three months and twelve months ended December 31, 2004, the Company recognized $0.3 million and $1.2 million of the deferred revenue on expiring gold forward contracts in revenue.

At December 31, 2003, the Company had remaining forward sales commitments for 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004. In addition, at December 31, 2003, the Company had forward sales commitments for 2,200,000 ounces of silver for contracts entered into during 2003 at an average price of $5.05 per ounce for delivery during 2004. During the three months and twelve months ended December 31, 2004, 2.0 million and 4.2 million ounces, respectively, of silver production were delivered against these contracts and the remaining contracts were delivered into or settled during 2004.

In the third quarter of 2005, the Company purchased European style put option contracts for 250,000 ounces of silver with a strike price of $7.00 and an expiration date of January 27, 2006. These puts guarantee the Company the right to sell the specified silver ounces for no less than the strike price on the expiration date. The option premium paid of $62,000 has been charged to operations.

As at December 31, 2004 and December 31, 2005, the Company is unhedged in gold.

6.	Share Capital

Shareholders’ equity

	December 31,	December 31,
(in millions of US dollars)	2005	2004

Share capital	$390.8	$385.8
Additional paid-in capital	7.6	5.8
Retained earnings (losses)	(166.4)	180.0
Cumulative translation adjustment	54.1	62.3

Total shareholders’ equity	$286.1	$633.9

Outstanding share data

As of December 31, 2005, 100,233,173 (December 31, 2004 — 99,629,827) common shares were outstanding and there were 1,557,481 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$19.18 per option, of which 1,024,093 were exercisable with expiry dates between May 2008 and December 2015. As of February 21, 2006, 100,395,935 shares were outstanding.

Stock options and restricted shares

The stock option activity for the three months and twelve months ended December 31 is illustrated in the tables below:

	Three Months Ended December 31
	2005		2004
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Stock options outstanding at beginning of period	1,569,491	$11.34	2,070,694	$8.50
Granted	23,500	19.05	81,400	17.68
Exercised	(1,000)	4.95	(215,851)	4.88
Expired and/or cancelled	(34,510)	14.79	(4,092)	12.28

Stock options outstanding at end of period	1,557,481	$11.38	1,932,151	$9.27

	Twelve Months Ended December 31
	2005		2004
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Stock options outstanding at beginning of period	1,932,151	$9.28	1,888,634	$7.57
Granted	273,300	17.41	454,537	13.19
Exercised	(546,359)	6.25	(386,244)	5.27
Expired and/or cancelled	(101,611)	15.85	(24,776)	12.92

Stock options outstanding at end of period	1,557,481	$11.38	1,932,151	$9.28

Exercisable stock options	1,024,093	$9.57	1,284,982	$7.28

Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years

The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005: dividend yield 0%, expected volatility of 56.3 percent, risk free interest rate of 3.6 percent, and expected lives of 5 years and with the following weighted average assumptions used for grants in 2004: dividend yield 0%, expected volatility of 59.3 percent, risk free interest rate of 3.5 percent, and expected lives of 5 years.

During 2005, 72,175 stock options were exercised that had a grant date after January 1, 2002, the effective date the Company was required to use the fair value method of accounting for stock options granted and none in the fourth quarter of 2005. Under CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments guidelines, the Company transferred $0.5 million in 2005 from additional paid-in capital to common stock for the amount previously recorded as additional paid-in capital for the fair value of this stock-based compensation.

During 2005, the Company awarded 65,824 restricted shares that had a grant date fair value of $16.52 per share and none in the fourth quarter of 2005. In 2004 the Company awarded 49,735 restricted shares that had a grant date fair value of $13.04 per share. Restricted shares issued to management vest one-third per year over 3 years, and restricted shares issued to non-executive directors are immediately vested and remain restricted until the board member retires or ceases to be a member of the Board.

7.	Employee future benefits

As a result of the amended recommendations of CICA handbook section 3461, Employee Future Benefits (“HB 3461”), the Company has included additional disclosures about pension plans and other employee future benefit plans for periods ending on or after June 30, 2004 in this note. The amendments do not change any recognition or measurement requirements currently in HB 3461. The total net defined benefit expense of the Company’s pension plan is $0.3 million for the three months and $0.5 million for the twelve months ended December 31, 2005. During 2005, the Company contributed $0.6 million to the defined benefit pension plan.

8.	New Contractual Commitments

In August 2005, the Company entered into an agreement to explore property situated in the Alhue District of Chile. Under the agreement, Meridian Gold will fund up to $5 million in exploration costs over 18 months in order to arrive at a purchase decision to acquire 100% of the outstanding capital stock of Minera Florida for $100 million in cash.